Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact: Nicolas Bornozis / Daniela Guerrero Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, N.Y. 10169 Tel.: (212) 661-7566 Email: diana@capitallink.com
Media Contact: Mark Semer / Grace Cartwright Gasthalter & Co. Tel: (212) 257-4170 DianaShipping@gasthalter.com

DIANA SHIPPING INC. ISSUES STATEMENT REGARDING GENCO SHIPPING & TRADING’S RESPONSE TO DIANA’S ACQUISITION PROPOSAL

Deeply Disappointed that After Weeks of Delay, the Genco Board has Rejected and Communicated an Unwillingness to Engage Regarding Diana’s Acquisition Proposal

Diana Reiterates Attractive All Cash Offer Providing Immediate, Certain Value for Genco’s Shareholders

Diana Urges Good-Faith Engagement by Genco Board

Athens, Greece – January 13, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, that owns approximately 14.8% of the outstanding shares of common stock of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), announced that it has received a letter from the Genco Board of Directors (the “Board”) rejecting Diana’s non-binding indicative proposal to acquire all of the issued and outstanding shares of Genco common stock not already owned by Diana for $20.60 per share in cash (the “proposal” or the “offer”).

Diana’s proposal, which was publicly disclosed on November 24, 2025, was flatly rejected by the Genco Board without any engagement with Diana. Despite taking more than six weeks to respond to Diana’s attractive offer, the Board refused to enter into any discussions, raise any specific questions or seek any clarification with Diana on the proposal.

Diana’s proposal to acquire Genco provides certainty for Genco shareholders through an all-cash structure that represents:

-	an attractive 23% premium to the VWAP of Genco’s shares for each of the 30-day and 90-day periods ending November 21, 2025;
-	a 15% premium to the closing price of Genco’s shares on November 21, 2025;
-	a 21% premium to the closing price of Genco’s shares on July 17, 2025, the date of the initial disclosure of Diana’s ownership stake in Genco; and
-	is in line with Genco’s 10-year high share price of $20.84/share, adjusted for dividends.

Diana’s offer is backed by a highly confident letter from DNB Bank and Nordea Bank, two prominent shipping banks, that have been engaged to lead the financing for up to $1,102,000,000 in new debt financing to fund the full purchase price for Genco’s outstanding shares, refinance Genco’s existing outstanding indebtedness and pay transaction fees and expenses.

Furthermore, the Genco Board put forth a suggestion for Genco to acquire Diana, recognizing the benefits of dry bulk industry consolidation, however, it does not include any details on price or premium, amount of cash or stock consideration, or any other basic financial terms necessary to be properly evaluated. Diana believes this “proposal” is merely a tactic that serves no serious purpose other than to dismiss and detract from Diana’s attractive offer. In contrast, Diana has consistently sought to engage the Genco Board regarding Diana’s actionable proposal that includes specific financial and structural terms, and provides a meaningful opportunity for Genco’s shareholders to obtain immediate liquidity at a premium.

Diana’s Chief Executive Officer, Semiramis Paliou, said, “We are deeply disappointed that, despite our continued willingness to enter into discussions with Genco’s Board, it instead chose to reject our proposal without any engagement with us or our advisors. In fact, Genco’s letter raised questions about the structure, value and certainty of execution that we are ready and willing to discuss if they engage with us directly.”

“We are encouraged that Genco acknowledges the industrial logic of a combination of our two companies. We continue to believe that our proposed all-cash transaction is the optimal way to implement the combination, and we would welcome a dialogue with Genco’s Board to address any questions they may have about our proposal,” Ms. Paliou concluded.

Diana’s Board is considering all its options to advance its highly compelling offer to acquire Genco.

A copy of Genco’s response letter is being filed with the United States Securities and Exchange Commission (“SEC”) as an Exhibit to Diana’s Schedule 13D with respect to its ownership of Genco shares.

About the Company

Diana Shipping Inc. (NYSE: DSX) (the “Company”) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of the Company and its management team, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, the Company’s proposal to acquire Genco Shipping & Trading Limited (“Genco”) and the anticipated benefits of such a transaction, including the expected operational efficiencies, market opportunities, and strategic positioning of the combined company and the Company’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements regarding: (i) the anticipated strategic and financial benefits of the Company’s proposed acquisition of Genco; and (ii) the timing, structure, and likelihood of completing any such transaction. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this press release are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of the Company or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and its other subsequent filings with the SEC. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.